UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Financial Statements and Supplemental Schedules (Unaudited)

THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

Years Ended December 31, 2014 and 2013

Plan Number: 005

Plan Sponsor EIN: 04-1731220

THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

Years Ended December 31, 2014 and 2013

Contents
THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)

	As of December 31,
	2014	2013

	Total	Total
Assets
Investments, at fair value	$14,147,643	$12,849,725
Plan interest in the UIL Holdings Corporation Master Trust, at fair value	268,998	252,578
Total investments	14,416,641	13,102,303

Receivables:
Notes receivable from participants	258,671	247,549
Employer's contributions	7,376	5,891
Participants' contributions	22,435	18,371
Total receivables	288,482	271,811

Net assets reflecting all investments at fair value	14,705,123	13,374,114

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(39,446)	(34,599)

Net assets available for Plan benefits	$14,665,677	$13,339,515

The accompanying notes are an integral part of the financial statements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)

Year Ended December 31, 2014
Additions
Investment income:
Interest and dividend income	$335,471
Net appreciation in fair value of investments	531,470
866,941

Net appreciation in fair value of the Plan's interest in UIL Holdings Corporation Master Trust	29,780

Interest income on notes receivable from participants	11,958

Contributions:
Employer contributions	177,578
Employee contributions	564,427
742,005

Total additions	1,650,684

Deductions
Payment of benefits	324,441
Miscellaneous	80
Total deductions	324,521

Net increase	1,326,163
Net assets available for benefits:
Beginning of year	13,339,514
End of year	$14,665,677

The accompanying notes are an integral part of the financial statements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

1.	Description of Plan:

The following brief description provides general information of The Berkshire Gas Company/401(k) Plan For Union Employees (the Plan), sponsored by The Berkshire Gas Company (the Company), whose parent company, Berkshire Energy Resources, is a wholly owned subsidiary of UIL Holdings Corporation (UIL Holdings).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution 401(k) prototype plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the Code).  The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement.

The Plan is administered by the Benefits Administration Committee of UIL Holdings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of UIL Holdings’ common stock.

All employees who are covered by a collective bargaining agreement are eligible to participate in the Plan as of the first day of the month after they have completed 12 months of employment.

Contributions:

Participant:  Eligible employees may contribute up to 50% of eligible compensation on a pre-tax basis as savings contributions to their accounts during each year, subject to limitations of the Code as defined.  Participants can direct the investment of contributions, which must be made in 1% increments, among various investment options.  Eligible employees are automatically enrolled in the Plan at a 6% contribution level unless they specifically opt out of coverage after having been enrolled according to the Plan’s auto-enrollment provisions.

Participants age 50 or over by the end of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the  Code. The maximum additional contribution was $5,500 in 2014 and 2013.  Catch-up contributions are not eligible for employer matching contributions.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

Employer:  Participants are immediately eligible to receive company matching contributions once they are enrolled in the Plan.  The matching contribution for participants hired prior to March 5, 2010 is 100% of the first 1% of eligible compensation that is contributed to the Plan and 50% of the next 2% to 6% of eligible compensation that is contributed to the Plan, not to exceed 3.5% of eligible compensation.  The matching contribution for participants hired after March 5, 2010 is as follows:

Employee Contribution	Company Contribution Effective March 5, 2010	Company Contribution Effective 1st Payroll Period of 2015

1%	1.25%	1.50%
2%	2.50%	3.00%
3%	3.75%	4.50%
4%	5.00%	6.00%
5%	6.25%	7.50%
6%	7.50%	9.00%

Matching contributions are invested according to participants’ chosen investment allocations.

Dividends paid on UIL Holdings’ common stock:

Dividends paid on UIL Holdings’ common stock that are not reinvested are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Participant and Employee Stock Ownership Plan (ESOP) accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  An ESOP Account is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Forfeitures:

Forfeitures of nonvested accounts may be used to reduce future Company matching contributions upon entering the Plan.  During 2014, there were no forfeitures used to

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

reduce Company matching contributions.  At each of December 31, 2014 and 2013, forfeited nonvested accounts were $301.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL Holdings’ common stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

Participants are fully vested in the total value of all contributions upon entering the Plan.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 less the highest outstanding loan balance in the prior twelve months or one-half the present value of the participant’s vested account balance.  Loan terms may not exceed five years except in the case of the purchase of a primary residence in which case the term may not exceed ten years.  Participants are limited to one general purpose loan and one primary residence loan at a given time.

The loans are secured by the balance in the participant’s account and bear interest at rates which are equal to the prime interest rate on the first business day of the month in which the loan is issued plus 1%.  Principal and interest is paid ratably through payroll deductions. The loans outstanding at December 31, 2014 have maturity dates through September 8, 2028 and bear interest rates of 4.25%.  There were no loans in default as of December 31, 2014 and 2013.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum payment, installment payments, or partial payments as requested from time to time by the Participant. Terminated participants may also choose to maintain their accounts with the Plan administrator.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Company’s collective bargaining agreement and ERISA.  Upon such termination of the Plan, the interest of each participant may be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code or may be transferred to another qualified plan maintained by the Company or its successor.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments, consisting of shares of mutual funds, shares of the Vanguard Retirement Savings Trust (VRST) and an interest in the UIL Holdings Corporation Master Trust (UIL Holdings MT), are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of the VRST are valued at the net asset value, the underlying investments of which are valued at contract

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

value. The UIL Holdings MT, consists of cash and UIL Holdings’ common stock, which is valued at closing price on the New York Stock Exchange.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. In determining the net assets available for Plan benefits, the VRST is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Capital gain distributions are included in dividend income.  Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

Notes receivable from participants:

Notes receivable from participants are measured at the notes’ unpaid principal balance plus any accrued interest receivable.

Plan expenses:

Investment fund management fees are charged to the Plan and reduce participant investment returns.  Substantially all other expenses are paid by the Company.

Payment of benefits:

Benefits are recorded when paid.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

3.	Fair value measurements:

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820), Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

UIL Holdings MT - The fair value of the UIL Holdings MT is based on quoted market prices of UIL Holdings’ common stock.  The UIL Holdings MT also includes cash not yet reinvested in UIL Holdings’ common stock.

Level 2 fair value measurements:

Common/Collective Trust – The VRST is not actively traded, however significant other observable inputs are available.  The fair value of the VRST is valued at the net asset

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

value, the underlying investments of which are valued at the contract value.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in the Trust.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits.  The following table sets forth the fair value of the Plan’s assets, by level, within the ASC 820 hierarchy, as of December 31, 2014 and 2013.

	Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014
Mutual Funds:
Balanced date funds	$11,449,643	$11,449,643	$-	$-
Bond funds	53,032	53,032	-	-
Growth funds	235,278	235,278	-	-
Index funds	1,085,055	1,085,055	-	-
Money Market funds	301	301	-	-
	$12,823,309	$12,823,309	$-	$-

Plan Interest in UIL Holdings MT	$268,998	$268,998	$-	$-

Vanguard Retirement Savings Trust IV	$1,324,334	$-	$1,324,334	$-

Total	$14,416,641	$13,092,307	$1,324,334	$-

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

	Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Mutual Funds:
Balanced date funds	$10,568,984	$10,568,984	$-	$-
Bond funds	48,309	48,309	-	-
Growth funds	144,922	144,922	-	-
Index funds	812,490	812,490	-	-
Money Market funds	301	301	-	-
	$11,575,006	$11,575,006	$-	$-

Plan Interest in UIL Holdings MT	$252,578	$252,578	$-	$-

Vanguard Retirement Savings Trust IV	$1,274,719	$-	$1,274,719	$-

Total	$13,102,303	$11,827,584	$1,274,719	$-

Fair value of investments in entities that use net asset value (NAV)

The following table summarizes the investments measured at fair value based on NAV per share as of December 31, 2014 and 2013:

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
December 31, 2014

Vanguard Retirement Savings Trust IV	$1,324,334	None	Daily	None

December 31, 2013

Vanguard Retirement Savings Trust IV	$1,274,719	None	Daily	None

4.	Interest in the UIL Holdings MT:

The Plan’s investment in UIL Holdings’ common stock, including cash not yet reinvested in UIL Holdings’ common stock, is held in the UIL Holdings MT which was established for the investment of such assets of the Plan and several other 401(k) plans sponsored by UIL Holdings.  The value of the Plan’s interest in the UIL Holdings MT is based on the beginning value of the Plan’s interest plus any activity specifically allocable to the Plan (i.e.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

contributions, investment income, etc.).  The assets of the UIL Holdings MT are held by VFTC.

At December 31, 2014 and 2013, the net assets of the UIL Holdings MT totaled $55,695,889 and $49,463,200, respectively.  The Plan’s interest in the net assets of the UIL Holdings MT totaled $268,998, or 0.5%, and $252,578, or 0.5%, at December 31, 2013, respectively.

The following table presents the changes in net assets of the UIL Holdings MT for the year ended December 31, 2014:

2014

Additions
Investment income:
Interest and dividend income	$2,199,954
Net appreciation in fair value of investments	6,108,379
8,308,333

Contributions:
Employer contributions	3,298,989
Employee contributions	44,356
Rollover contributions	695,978
4,039,323

Total additions	12,347,656

Deductions
Payment of benefits	3,468,406
Participant loan withdrawals	773,985
Interfund transfers	1,871,409
Other	1,167
Total deductions	6,114,967

Net increase	6,232,689
Net assets available for plan benefits:
Beginning of year	49,463,200
End of year	$55,695,889

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

5.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2014	2013

Vanguard Target Retirement 2010 Fund	$858,652	$795,793
Vanguard Target Retirement 2015 Fund	$1,151,158	$1,190,984
Vanguard Target Retirement 2020 Fund	$3,060,695	$3,012,430
Vanguard Target Retirement 2025 Fund	$4,994,670	$4,477,477
Vanguard Retirement Savings Trust IV	$1,324,334	$1,274,719

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$531,470
UIL Holdings Corporation Master Trust	29,780
561,250

6.	Fully benefit-responsive investment contract:

The VRST includes fully benefit-responsive investments stated at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the VRST was 2.39% and 2.06% at December 31, 2014 and 2013, respectively.

The average yield for this fund was 2.30% and 1.98% for the years ended December 31, 2014 and 2013, respectively.  The average yield for this fund, adjusted to reflect the actual interest

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

rate credited to participants, was 1.89% and 1.56% for the years ended December 31, 2014 and 2013, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unit holder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2014, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

7.	Related party transactions

The Plan invests in shares of mutual funds managed by an affiliate of VFTC and shares of UIL Holdings Corporation common stock.  VFTC acts as trustee for Plan investments and UIL Holdings is the Plan sponsor, therefore, these transactions qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

8.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated September 28, 1995, that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Management evaluated the Plan’s tax position and concluded that as of December 31, 2014 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2011.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

Years Ended December 31, 2014 and 2013

9.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

10.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for Plan benefits per the financial statements	$14,665,677	$13,339,514
Adjustment from contract value to fair value	39,446	34,599
Net assets available for Plan benefits per the Form 5500	$14,705,123	$13,374,113

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year Ended December 31, 2014
Net increase in net assets available for Plan benefits per the financial statements	$1,326,163
Prior year adjustment from contract value to fair value	(34,599)
Current year adjustment from contract value to fair value	39,446
Net increase in net assets available for Plan benefits per the Form 5500	$1,331,010

11.	Nonexempt transactions:

The Company is not aware of any nonexempt transactions in 2014.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN FOR UNION EMPLOYEES

SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 005    Plan Sponsor EIN: 04-1731220

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value

	PIMCO Total Return Fund, Institutional Class	Registered Investment Company	$53,569	$53,032
*	Vanguard Extended Market Index Fund	Registered Investment Company	252,622	308,986
*	Vanguard Institutional Index Fund	Registered Investment Company	498,139	587,116
*	TRP New America Growth Fund	Registered Investment Company	86,381	81,286
*	Vanguard Prime Money Market Fund	Registered Investment Company	301	301
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	1,284,888	1,324,334
*	Vanguard Target Retirement 2010	Registered Investment Company	810,873	858,652
*	Vanguard Target Retirement 2015	Registered Investment Company	1,062,564	1,151,158
*	Vanguard Target Retirement 2020	Registered Investment Company	2,733,517	3,060,695
*	Vanguard Target Retirement 2025	Registered Investment Company	4,423,741	4,994,670
*	Vanguard Target Retirement 2030	Registered Investment Company	492,817	564,288
*	Vanguard Target Retirement 2035	Registered Investment Company	177,541	200,212
*	Vanguard Target Retirement 2040	Registered Investment Company	106,564	117,273
*	Vanguard Target Retirement 2045	Registered Investment Company	76,209	82,456
*	Vanguard Target Retirement 2050	Registered Investment Company	119,789	135,210
*	Vanguard Target Retirement 2055	Registered Investment Company	28,547	30,466
*	Vanguard Target Retirement Income	Registered Investment Company	49,731	51,316
*	Vanguard Total International Stock Index Fund	Registered Investment Company	211,764	188,953
*	Vanguard Wellesley Income Fund, ADM	Registered Investment Company	198,693	203,247
*	Vanguard Windsor II Fund	Registered Investment Company	151,625	153,992
*	UIL Holdings Corporation Master Trust	UIL Holdings Corporation Common Stock/Cash	245,237	268,998
*	Notes receivable from participants	Interest rates are 4.25%	258,671	258,671

Total investments and notes receivable from participants (held at end of year)			$13,323,783	$14,675,312

*	Party in Interest

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE BERKSHIRE GAS COMPANY
401(K) PLAN FOR UNION EMPLOYEES

Date: June 17, 2015	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller